Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

09047246

SUPPL

October 29, 2009

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure document of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of this document by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

dlw 11/2

SCHEDULE

Press Releases

1. News Release – English, October 27, 2009.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Well Services Ltd. Third Quarter 2009 Earnings Release and Conference Call

CALGARY, Oct. 27 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Third Quarter 2009 results after the markets close on Wednesday, November 4, 2009. A conference call has been scheduled for 10:00 a.m. MT (12:00 noon ET) on Thursday, November 5, 2009. If you wish to participate in the conference call, please call (877) 974-0447 or (416) 644-3433 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via Calfrac's website at www.calfrac.com. An update regarding Calfrac's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. and Laura A. Cillis, Senior Vice President, Finance and C.F.O. Following this update, a question and answer period will be held.

A replay of the conference call will be available for review until November 12, 2009. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 4177961 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call please contact Lorraine Graham of Calfrac at (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 16:00e 27-OCT-09